Mail Stop 3561

May 24, 2006

Mr. Michael S Pagnano
Chief Executive Officer
The World Golf League, Inc.
2139 State Road 434, Suite 101
Longwood, FL 32779

      Re: The World Golf League, Inc.
         File No. 000-49756
         Form 10-KSB: For the Year Ended December 31, 2005

Dear Mr. Pagnano:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments, except as indicated in comment number 2. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-KSB: For the Year Ended December 31, 2005

Plan of Operations, page 19

1.   Your discussion regarding your plan of operations appears incomplete. Although you discuss various aspects of your plan of operations in other sections of your filing, the information is disaggregated and not readily apparent. In this regard, please revise your discussion here to include disclosure with respect to:

- The capital requirements for the two new television series you plan to produce during 2006;
- How long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months;
- Any expected significant changes in the number of your employees;

· Any expected purchase or sale of plant and significant equipment;
· Summary of any product research and development that you will perform for the term of the plan.

For further guidance refer to Item 303 (a) (1) of Regulation S-B.

Independent Auditors' Report, page F-1

2. Your successor auditors' report should indicate if the adjustments described in Note 12 were audited and that those adjustments were appropriate and have been properly applied. Please provide a revised opinion in an amended filing. Refer to SAS AU Section 508-20 and 508-21 for guidance.

Consolidated Financial Statements, page F-3

3. We note from your disclosure on page 10 that you changed your business focus from "Play for Pay" and championship events to production of golf and sports/entertainment content for television and other media outlets. We also note from disclosure on page 5 that you plan to produce the golf and sports/entertainment content through a wholly-owned subsidiary, WGL Entertainment, Inc., that you formed in September 2005. It appears from your disclosures that production of golf and sports/entertainment content is your continuing operations and your "Play for Pay" and championship events are discontinued operations. Please tell us the consideration given to reflect your "Play for Pay" and championship events as discontinued operations. In your response, tell us how your current presentation complies with the guidance in paragraphs 41-44 of FAS 144.

Balance Sheets, page F-3

4. Please explain the "advance to repurchase stock" and the circumstances that generated the amount presented on your balance sheet.

Statement of Operations, page F-4

5. We note from disclosure in MD&A on page 21 that the membership fee requires you to manage a golf tournament and as of the filing of this Form 10-KSB no holder of the memberships have contracted you about managing a golf tournament. Please tell us why you believe that the earnings process is complete and that it is appropriate to recognize the membership fee revenue. In your response, tell us how your accounting complies with each of the revenue recognition criteria in the guidance in Item A of SAB 104.

Notes to the Financial Statements, page F-7

Note 11: Capitalized Film Production Costs, page F-13

6.   Please provide us an analysis of the costs that you capitalized for film production, and explain to us why capitalization was appropriate under paragraphs 29-33 of SOP 00-2.

7.   Provide all of the disclosures required by paragraphs 51 and 52 of SOP 00-2.

8.   Please tell us if you assessed whether the fair value of your reality television series, WGL Million Dollar Shootout, is less than its capitalized film production costs. If you assessed the fair value, provide us your analysis. If you did not assess the fair value, explain to us why it was not necessary. For guidance, refer to paragraphs 43 through 47 of SOP 00-2.

Note 12: Restatement and Reclassification of Previously Issued Financial Statements, page F-14

9.   Please briefly explain to us why you believe your previous accounting treatment was inappropriate and your revised accounting treatment is appropriate. In addition, tell us how you discovered the errors relating to the presentation of derivative liabilities and convertible debt that resulted in you restating your previously issued financial statements.

Other: Earnings per Share

10.   Please provide all of the disclosures required by paragraph 40 of FAS 128.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief